EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/3/05	9/4/04
Earnings:

Income before income taxes	$4,840	$4,276

Unconsolidated affiliates’ interests, net	(272)	(246)

Amortization of capitalized interest	6	6

Interest expense	161	113
Interest portion of rent expense (a)	60	56

Earnings available for fixed charges	$4,795	$4,205

Fixed Charges:

Interest expense	$ 161	$ 113

Capitalized interest	3	1
Interest portion of rent expense (a)	60	56

Total fixed charges	$ 224	$ 170

Ratio of Earnings to Fixed Charges (b)	21.43	24.70

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.
(b)	Based on unrounded amounts.